Exhibit 99
UNITED TECHNOLOGIES CALLS FOR REDEMPTION OF
OUTSTANDING GOODRICH 6.125 PERCENT NOTES DUE MARCH 1, 2019
HARTFORD, Conn., July 24, 2013 - United Technologies Corp. (NYSE: UTX) today called for redemption of all outstanding Goodrich 6.125 Percent Notes due March 1, 2019 (the "2019 Notes"). The outstanding aggregate principal amount of the 2019 Notes is $202.2 million. The redemption date for the 2019 Notes will be Aug. 23, 2013.
The redemption price for the 2019 Notes will be the greater of: (i) 100 percent of the principal amount of the 2019 Notes; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of any payment of interest accrued on the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a reference treasury rate plus 50 basis points, plus, in each case, accrued and unpaid interest thereon on the redemption date.
United Technologies Corp., based in Hartford, Connecticut, is a diversified company providing high technology products and services to the building and aerospace industries. For more information, visit our website at www.utc.com or follow us on Twitter: @UTC.
From time to time, UTC may make statements that predict or forecast future events or results, depend on future events for their accuracy or otherwise contain "forward-looking information."  These statements are made based on management's expectations and beliefs concerning future events and are not guarantees of future performance.  Actual results may differ materially due to various risks and uncertainties.  Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in UTC's Form 10-K and 10-Q Reports under the headings "Business", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Cautionary Note Concerning Factors that May Affect Future Results", as well as the information included in UTC's Current Reports on Form 8-K.

UTC-IR
# # #